U.S. OFFER TO PURCHASE FOR CASH
ALL OF THE ORDINARY SHARES AND ADSs
OF
ENDESA, S.A.
PURSUANT TO THE U.S. OFFER TO PURCHASE
DATED JULY 30, 2007
BY
ACCIONA, S.A.
AND
BY
ENEL ENERGY EUROPE S.r.L.,
A WHOLLY-OWNED SUBSIDIARY OF
ENEL S.p.A.

The U.S. Offer and withdrawal rights will expire at 6:00 p.m., New York City time, on October 1, 2007, unless Acciona, S.A. and Enel Energy Europe S.r.L. extend the U.S. Offer or unless it lapses or is withdrawn.

[ • ], 2007

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Acciona, S.A., a Spanish corporation, (“Acciona”) and Enel Energy Europe S.r.L., an Italian limited liability company, (“EEE” and, together with Acciona, the “Offerors”), to act as Information Agent in the United States in connection with the Offerors’ offer to acquire all the outstanding ordinary shares, par value €1.20 per share (the “ordinary shares”), and American depositary shares (the “ADSs,” and, together with the ordinary shares, the “Endesa securities”) of Endesa, S.A., a Spanish corporation (“Endesa”), at a price of €40.16 in cash for each ordinary share and each ADS, upon the terms and subject to the conditions of the U.S. offer (the “U.S. Offer”) (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), as described in the offer to purchase, dated July 30, 2007 (the “U.S. Offer to Purchase”). The Offerors are also making a separate, concurrent Spanish offer (the “Spanish Offer” and, together with the U.S. Offer, the “Offers”) for the ordinary shares.

Please furnish copies of the following enclosed materials to those of your clients for whose account you hold ADSs in your name or in the name of your nominee:

1. The U.S. Offer to Purchase, dated July 30, 2007;

2. A printed form of a letter that may be sent to your clients for whose account you hold ADSs in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the U.S. Offer;

3. The ADS Letter of Transmittal to be used by holders of ADSs to accept the U.S. Offer;

4. A Notice of Guaranteed Delivery, to be used to accept the U.S. Offer if the procedures set forth in the U.S. Offer to Purchase to tender ADSs cannot be completed prior to the expiration of the acceptance period under the U.S. Offer;

5. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

6. A return envelope addressed to The Bank of New York, the U.S. Tender Agent.

Ordinary shares cannot be tendered by means of the ADS Letter of Transmittal (which is exclusively for use in respect of ADSs). Holders of ordinary shares should use the Share Form of Acceptance for tendering ordinary shares into the U.S. Offer by following the instructions set forth therein. Copies of the Share Form of Acceptance and other related materials may be obtained from the Information Agent, and will be furnished promptly at the Offerors’ expense.

We urge you to contact your clients as promptly as possible.

Your attention is directed to the following:

1. The U.S. Offer and withdrawal rights will expire at 6:00 p.m., New York City time, on October 1, 2007, unless the U.S. Offer is extended or unless it lapses or is withdrawn.

2. The U.S. Offer is open to holders of ordinary shares who are resident in the United States and to all holders of ADSs, wherever located. The Offers are both conditioned on receipt of valid tenders not withdrawn at the expiration of the Offers of Endesa securities which together with the 487,116,120 ordinary shares already directly or indirectly held by the Offerors, represent more than 50% of the share capital of Endesa. The Offers are also conditioned upon modifications being made to the articles of association of Endesa regarding limitations to the voting rights, and requirements and qualifications applicable to the members of the board of directors. In addition, the U.S. Offer is conditioned on the completion of the Spanish Offer.

3. The cash consideration paid in the U.S. Offer to tendering holders of Endesa securities will, to the extent practicable, be converted into U.S. dollars on the day that it is received by The Bank of New York, the U.S. Tender Agent, at the then prevailing spot market rate applicable to similar transactions and will be distributed, net of any expenses incurred by the U.S. Tender Agent in converting the cash consideration into U.S. dollars, to tendering holders of Endesa securities. Thus, the exact amount of consideration will not be determined at the time of tender. Tendering holders of Endesa securities will be paid approximately two weeks following the expiration of the acceptance period of the U.S. Offer.

4. The Offerors will not pay any fees or commissions to any broker or dealer or other person soliciting tenders of Endesa securities pursuant to the U.S. Offer or the Spanish Offer (other than to the depositary for the ADSs, Morgan Stanley & Co. Incorporated, as U.S. Dealer Manager, The Bank of New York, as U.S. Tender Agent, Georgeson, as Information Agent, and Santander Investment S.A., as Spanish Tender Agent). All other fees and expenses which may be incurred as a result of the tender of Endesa securities by a holder thereof will be borne by the holder. Except as otherwise provided in the ADS Letter of Transmittal, tendering holders will not be obligated to pay transfer taxes on the purchase of ADSs by the Offerors pursuant to the U.S. Offer. However, U.S. federal income tax backup withholding (at the applicable rate, currently 28%) may be required, unless the required taxpayer identification information is provided. See Instruction 8 to the ADS Letter of Transmittal.

5. To validly tender ADSs, American depositary receipts evidencing tendered ADSs, or confirmation of any book-entry transfer into the U.S. Tender Agent’s account at The Depository Trust Company of ADSs delivered by book-entry transfer, as well as a ADS Letter of Transmittal properly completed and duly executed (with any required signature guarantees) or, in the case of a book-entry transfer, an agent’s message, and any other documents required by the ADS Letter of Transmittal, must be received by the U.S. Tender Agent prior to the expiration of the acceptance period under U.S. Offer.

Under no circumstances will interest be paid by the Offerors on the purchase price of the Endesa securities, regardless of any extension of the U.S. Offer or any delay in making such payment.

You will be reimbursed upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your clients.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The U.S. Offer and withdrawal rights will expire at 6:00 p.m., New York City time, on October 1, 2007, unless the U.S. Offer is extended or unless it lapses or is withdrawn.

Questions and requests for assistance or for additional copies of the enclosed materials may be directed to us, as Information Agent, at the address and telephone number set forth below. Additional copies of the enclosed materials will be furnished at the Offerors’ expense.

Very truly yours,

Georgeson

Nothing contained herein or in the enclosed documents shall render you or any person the agent of Acciona, EEE or the U.S. Tender Agent, or any of their affiliates, or authorize you or any other person to use any document or make any representation on behalf of any of them with respect to the U.S. Offer not contained in the U.S. Offer to Purchase or the ADS Letter of Transmittal.

THE INFORMATION AGENT FOR THE U.S. OFFER IS:

17 State Street, 10th Floor
New York, NY 10004

HOLDERS OF ORDINARY SHARES AND ADSs CALL TOLL-FREE
(888) 605-7580

BANKS AND BROKERS CALL COLLECT
(212) 440-9800

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